Exhibit (a)(5)(xx)

LIMITED BRANDS ANNOUNCES FINAL RESULTS OF “DUTCH
AUCTION” TENDER OFFER

Columbus, Ohio (November 30, 2004) - Limited Brands, Inc. (NYSE: LTD) today announced the final results of its modified “Dutch Auction” tender offer to purchase $2 billion of its outstanding common stock. The tender offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on Monday, November 22, 2004.

Based on the final count by the depositary for the tender offer, 87,775,131 shares of common stock were properly tendered and not withdrawn at or below $29.00 per share. The Company has accepted for purchase and will promptly pay $29.00 per share for 68,965,000 of these shares, including all “odd lots” properly tendered at or below the $29.00 purchase price. Limited Brands has been informed by the depositary for the tender offer that the final proration factor to be applied to non-odd lot shares is 79.467332% . Following purchase of the 68,965,000 shares pursuant to the tender offer, there will be approximately 406 million shares of Limited Brands common stock issued and outstanding. The dealer managers for the tender offer were Banc of America Securities LLC and JPMorgan.

The Company also confirmed that the special dividend declared on November 22, 2004 will be $1.23 per share. The dividend will be payable on January 4, 2005 to shareholders of record on December 22, 2004. Shares purchased in the tender offer will not receive the special dividend.

ABOUT LIMITED BRANDS:
Limited Brands, through Victoria’s Secret, Bath & Body Works, Express, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates 3,835 specialty stores. Victoria’s Secret products are also available through the catalogue and www.VictoriasSecret.com.

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For further information, please contact:
Tom Katzenmeyer
Senior Vice President, Investor, Media and Community Relations
Limited Brands
614-415-7076
www.Limitedbrands.com

Three Limited Parkway   Columbus, Ohio 43230   www.LimitedBrands.com